Mail Stop 4561

January 16, 2009

John W. Roblin
Chief Executive Officer
Cover-All Technologies Inc.
55 Lane Road
Fairfield, NJ 07004

> **Re: Cover-All Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2008**
> **File No. 333-156397**

Dear Mr. Roblin:

We have limited our review of the above-referenced filing to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Business

Major Customers, page 29

1.   You disclose that AIGT generated 19% of your revenues in fiscal year 2007, but you do not disclose the name of the customer that generated 25% of your revenues for that fiscal year. Please tell us why. Also, it appears that you have not filed any customer agreements as exhibits. Please tell us if you are substantially dependent upon any

contracts with your customers. If you are, such contracts should be filed as exhibits and the material terms of such contracts should be described in the prospectus. See Item 601(b)(10)(ii)(B) of Regulation S-K. Please be sure that you provide a description of any material contracts in your Form 10-K for the fiscal year ended December 31, 2008.

Executive Compensation, page 32

2.   Please update your executive compensation disclosure to address compensation paid to your named executive officers for fiscal year 2008.

Selling Stockholders, page 44

3.   We note your disclosure in footnotes 3 and 4 that Mr. Cleveland is the President and Chief Executive Officer of the entity that is the investment manager of both Global Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC. If Mr. Cleveland has sole or shared voting and/or dispositive power over the shares being registered for resale by these selling shareholders, please so state in footnotes 3 and 4. If he does not have such powers or shares such powers, please identify the natural person or persons that exercise such powers for each of the selling shareholders.

4.   Please tell us whether Global Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC are affiliates of any broker-dealers. If they are, expand the prospectus to indicate whether these selling shareholders acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Incorporation of Certain Information by Reference, page 50

5.   Please revise this section to incorporate by reference the Current Report on Form 8-K filed on March 27, 2008.

Part II

Item 15. Recent Sales of Unregistered Securities, page 54

6.   For the March 2007 issuance of common stock identified as exempt from registration in reliance on Section 4(2) of the Securities Act, you should disclose the facts supporting your conclusion that the transaction qualified for such exemption. See Item 701(d) of Regulation S-K. In this regard, please state whether the purchasers were accredited or sophisticated with access to information about the company.

Item 17. Undertakings, page 55

7.   It does not appear as though Item 512(i) of Regulation S-K is applicable to this
        transaction. Please advise.

                            *   *   *   *   *

         As appropriate, please amend your registration statement in response to these
comments. Your responsive amendment should also include a marked copy of the amended
filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such
as those in HTML format that show changes within paragraphs help us to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of
all the facts relating to a company's disclosure, they are responsible for the accuracy and
adequately of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of
such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

John W. Roblin
Cover-All Technologies Inc.
January 16, 2009
Page 4

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       As appropriate, please amend your registration statement in response to our comments. You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

       Sincerely,

       Barbara C. Jacobs
       Assistant Director

cc: Via Facsimile: (212) 884-8557
       David E. Weiss, Esq.
       DLA Piper LLP
       Telephone: (212) 335-4500